Exhibit No. 12.1

Statements re: Computation of Ratios
$ in millions

	February 2, 2013	March 3, 2012	February 26, 2011	February 27, 2010	February 28, 2009
Ratio of Earnings to Fixed Charges:
Earnings:
Earnings (loss) from continuing operations before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$(186)	$1,043	$2,331	$2,329	$1,844

Fixed Charges:
Interest portion of rental expense	320	353	337	328	276
Interest expense	112	134	86	92	93

Total fixed charges	432	487	423	420	369

Earnings available for fixed charges	$246	$1,530	$2,754	$2,749	$2,213

Ratio of earnings to fixed charges	0.57	3.14	6.51	6.55	6.00